UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3/A
(Amendment No. 5)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Vitro, S.A.B. de C.V.
(Name of Applicant)
Ave. Ricardo Margáin 400
Col. Valle del Campestre
San Pedro Garza García, Nuevo León, 66265
United Mexican States (“Mexico”)
(Address of Principal Executive Offices)
Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
8.0% Notes due 2019 Mandatory Convertible Debentures	$850 million in aggregate principal amount $100.0 million in aggregate principal amount, subject to adjustment
Approximate date of proposed public offering:
As promptly as practicable after the date of this Application for Qualification
Name and Address of Agent for Service:
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
With copies to:

Joy K. Gallup, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 (212) 530-5000	Alejandro Sanchez Mujica General Counsel Ave. Ricardo Margain Zozaya #400 Col. Valle del Campestre San Pedro Garza Garcia Nuevo Leon, 66265 Mexico +52 (81) 8863-1200

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

EXPLANATORY NOTE
     This Amendment No. 5 to Form T-3 (this “Amendment”) is being filed on behalf of Vitro, S.A.B. de C.V. and the guarantors listed in Schedule A of the Form T-3 filed on November 1, 2010. This Amendment is solely to file the Exhibit filed herewith and to update the Exhibits list. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.
EXHIBIT LIST

Exhibit T3A*	Amended and Restated Certificate of Incorporation (acta constitutiva) of Vitro, S.A.B. de C.V., together with an English translation, is contained in the bylaws incorporated by reference herein as Exhibit T3B.

Exhibit T3B*	Amended and Restated Bylaws (estatutos sociales) of Vitro, S.A.B. de C.V., together with an English translation, incorporated by reference to Exhibit 1.01 of the Company’s Form 20-F filed with the Commission on July 1, 2009.

Exhibit T3C1**	New 2019 Notes Indenture between Vitro, S.A.B. de C.V., the guarantors named therein and The Bank of New York Mellon, as trustee.

Exhibit T3C2**	New MCDs Indenture between Vitro, S.A.B. de C.V. and The Bank of New York Mellon, as trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E.1*	Tender Offer and Exchange Offer and Consent Solicitation Statement to offer to purchase for cash or exchange outstanding 2012 Notes, 2013 Notes, 2017 Notes, DFI Claims and the Other Debt for Notes due 2019 and mandatory convertible debentures.

Exhibit T3E.2*	Letter of Transmittal.

Exhibit T3E.3*	Letter of Instructions to Beneficial Holders.

Exhibit T3E.4*	Solicitation Statement Supplement dated November 12, 2010.

Exhibit T3E.5*	Solicitation Statement Supplement dated November 22, 2010.

Exhibit T3E.6*	Solicitation Statement Supplement dated November 29, 2010.

Exhibit T3E.7	Press Release dated December 8, 2010.

Exhibit T3F**	Cross-reference sheet showing the location in the Indentures of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C1 and T3C2).

Exhibit T3G*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee, under the Indentures to be qualified.

Exhibit T3H*	Item 3 diagram depicting the relationship of each affiliate to Vitro, S.A.B. de C.V.

*	Previously filed.

**	To be filed by amendment.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Vitro, S.A.B. de C.V., a corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of San Pedro Garza Garcia and State of Nuevo León, on the 8th day of December, 2010.

VITRO, S.A.B. DE C.V.
By:	/s/ Claudio del Valle Cabello
	Name:	Claudio del Valle Cabello
	Title:	Attorney-in-Fact

By:	/s/ Alejandro Sánchez Mújica
	Name:	Alejandro Sánchez Mújica
	Title:	Attorney-in-Fact